UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nautilus, Inc.

File No. 001-31321- CF#25644

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Nautilus, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010.

Based on representations by Nautilus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 15, 2015
Exhibit 10.2	through June 11, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel